Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2010	2011	2012	2013
Computation of Earnings:
Income (loss) before income tax and equity in earnings of equity method investments	5,625,539	(4,143,261)	15,042,856	(251,618)	9,574,137
Add:
Fixed charges	395,458	864,134	1,735,995	1,536,001	3,161,804
Amortization of capitalized interests	160,562	164,931	666,168	1,174,454	405,231
Equity in earning of equity method investments	172,773	11,254	3,062	5,604	78,362
Subtract:
Interests capitalized	353,125	454,535	1,146,162	1,136,682	1,779,121
Income (loss) before income tax attributable to noncontrolling interests	51,685	211,822	374,491	(841,980)	(1,275,050)

Earnings	5,949,522	(3,769,299)	15,927,428	2,169,739	12,715,463

Computation of Fixed Charges
Interests expensed	42,333	409,599	589,833	399,319	1,382,683
Interests capitalized	353,125	454,535	1,146,162	1,136,682	1,779,121

Fixed Charges	395,458	864,134	1,735,995	1,536,001	3,161,804

Ratio of Earnings to Fixed Charges	15.0	—	9.2	1.4	4.0

Deficiency		4,633,433